SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of June 2012.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Table of Documents Filed

Page

1.	English press release entitled, “Announcement Regarding ORIX Credit Share Acquisition Price” made public on Monday June 4, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: June 4, 2012	By	/s/ Haruyuki Urata

Haruyuki Urata
Director
Deputy President
ORIX Corporation

June 4, 2012

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

URL: http://www.orix.co.jp/grp/en/

Announcement Regarding ORIX Credit Share Acquisition Price

TOKYO, Japan — June 4, 2012 — ORIX Corporation (TSE: 8591; NYSE: IX) (hereinafter, “ORIX”), a leading integrated financial services group, announced on April 26, 2012 the agreement with Sumitomo Mitsui Banking Corporation (hereinafter, “SMBC”) to transfer all shares of ORIX Credit Corporation (hereinafter, “ORIX Credit”) held by SMBC to ORIX, making ORIX Credit a wholly-owned subsidiary of ORIX. The acquisition price was decided today. Details are as follows.

ORIX Credit is a company with extremely high-quality assets that introduced its low interest, large credit line “VIP Loan Card” in 1987 and has used its operating know-how to increase the number of transactions with clients centered primarily on high income individuals. The ORIX Group, having positioned consumer finance as one of the pillars of its growth strategy, aims to further strengthen the capturing of consumer finance demand through the current consolidation of ORIX Credit and enhanced cooperation with ORIX Bank, which began a card loan business in March of this year.

1. Acquisition Price, Tentative Acquisition Schedule and Status of Shares Held

- Acquisition Price	30.99 billion yen
- Tentative Acquisition Date	June 29, 2012
- Status of Shares Held

Before Acquisition		After Acquisition
Sumitomo Mitsui Banking Corporation	51.0%	ORIX Corporation	100%
ORIX Corporation	49.0%

2. Future Outlook

- ORIX’s consolidated performance forecast is not impacted resulting from this transaction.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 27 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate, life insurance, banking and loan servicing. For more details, please visit our website at: http://www.orix.co.jp/grp/en/

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2011 – March 31, 2012.”

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